Drilling Tools International Corporation

3701 Briarpark Dr., Suite 150

Houston, Texas 77042

September 5, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Alexandra Barone and Kathleen Krebs

Re:	Drilling Tools International Corporation

Registration Statement on Form S-1

File No. 333-273348

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Drilling Tools International Corporation hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-273348) (as amended, the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 10:30 a.m., Washington, D.C. time, on September 7, 2023, or as soon as practicable thereafter.

Please contact William S. Anderson of Bracewell LLP at 713.221.1122 with any questions you may have regarding this request. In addition, please notify Mr. Anderson by telephone when this request for acceleration has been granted.

Very truly yours,

Drilling Tools International Corporation

By:	/s/ R. Wayne Prejean
Name:	R. Wayne Prejean
Title:	President & Chief Executive Officer